

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2012

<u>Via E-mail</u>
Brian Pardo
President
Life Partners Holdings, Inc.
204 Woodhew Avenue
Waco, Texas 76712

> **Re:** **Life Partners Holdings, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 6, 2012**
> **File No. 000-07900**

Dear Mr. Pardo:

As we informed you on June 25, 2012 we completed our review of your filing on that date. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director

cc: Gary W. Derrick
Derrick & Briggs, LLP
Chase Tower, 28th Floor
100 North Broadway Avenue
Oklahoma City, Oklahoma 73102-8831